Exhibit 99.1

Magic Empire Global Limited Announces US$2 Million Share Repurchase Plan

Hong Kong, September 13, 2023 (GLOBE NEWSWIRE) – Magic Empire Global Limited (NASDAQ: MEGL) (“MEGL”, or the “Company”) announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$2 million of its shares over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company expects to fund repurchases made under this plan from its existing funds. The timing and amount of the share repurchases made pursuant to the program will be decided by the Company based on its evaluation of market conditions and be subject to various factors, including the Company’s capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements and general market conditions. This repurchase authorization does not obligate the Company to acquire any specific number of shares or securities and may be modified, suspended or discontinued at any time. MEGL’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com